Exhibit 99.1

Precision Drilling Corporation

First Quarter Report for the three months ended March 31, 2014 and 2013

MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis for the three month period ended March 31, 2014 of Precision Drilling Corporation (“Precision” or the “Corporation”) prepared as at April 25, 2014 focuses on the unaudited Interim Consolidated Financial Statements and related notes and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all inclusive as it does not include all changes regarding general economic, political, governmental and environmental events. This discussion should be read in conjunction with the Corporation’s 2013 Annual Report, Annual Information Form for the year ended December 31, 2013, unaudited March 31, 2014 Interim Consolidated Financial Statements and related notes and the cautionary statement regarding forward-looking information and statements on page 12 of this report.

SELECT FINANCIAL AND OPERATING INFORMATION

Adjusted EBITDA and funds provided by operations are additional GAAP measures. See “ADDITIONAL GAAP MEASURES”.

Financial Highlights

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except per share amounts)	2014	2013	% Change

Revenue	672,249	595,720	12.8
Adjusted EBITDA	237,274	215,181	10.3
Net earnings	101,557	93,313	8.8
Cash provided by operations	170,127	62,948	170.3
Funds provided by operations	231,393	144,682	59.9
Capital spending:
Expansion	68,185	76,515	(10.9)
Upgrade	19,857	37,541	(47.1)
Maintenance and infrastructure	17,957	16,549	8.5
Proceeds on sale	(7,257)	(2,538)	185.9

Net capital spending	98,742	128,067	(22.9)

Earnings per share:
Basic	0.35	0.34	2.9
Diluted	0.35	0.33	6.1
Dividends paid per share	0.06	0.05	20.0

Operating Highlights

	Three months ended March 31,
	2014	2013	% Change

Contract drilling rig fleet	330	322	2.5
Drilling rig utilization days:
Canada	11,384	11,101	2.5
U.S.	8,473	7,278	16.4
International	990	719	37.7
Service rig fleet	222	217	2.3
Service rig operating hours	82,564	89,392	(7.6)

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	March 31, 2014	December 31, 2013

Working capital	389,419	305,783
Long-term debt(1)	1,350,992	1,323,268
Total long-term financial liabilities	1,383,790	1,355,535
Total assets	4,736,927	4,579,123
Long-term debt to long-term debt plus equity ratio(1)	0.35	0.36

      (1) Net of unamortized debt issue costs.

Net earnings this quarter were $102 million, or $0.35 per diluted share, compared to net earnings of $93 million, or $0.33 per diluted share, in the first quarter of 2013.

Revenue this quarter was $672 million, or 13% higher than the first quarter of 2013. The increase, of $77 million, was primarily due to a year-over-year increase in activity and rates from our contract drilling operations. Contract Drilling Services revenue increased by 15% in the first quarter while Completion and Production Services revenue was relatively unchanged.

Earnings before income taxes, finance charges, foreign exchange, and depreciation and amortization (“adjusted EBITDA” see “Additional GAAP Measures”) this quarter were $237 million or 10% higher than the first quarter of 2013. The increase in adjusted EBITDA was mainly the result of a year-over-year increase in activity and rates from our contract drilling operations partially offset by a decrease in EBITDA from our Completion and Production Services segment.

Adjusted EBITDA margin was 35% this quarter, compared to 36% in the first quarter of 2013. The decrease in adjusted EBITDA margin was mainly due to a decrease in the margins in our Completion and Production Services segment and increases in share based compensation accruals, which were $10 million this quarter. Our activity for the quarter, as measured by drilling rig utilization days, increased 3% in Canada, 16% in the U.S. and 38% internationally, compared to the first quarter of 2013.

We are increasing our 2014 capital plan from $634 million to $833 million. The capital increase is in response to strong customer demand for Precision new-build Super Series rigs. The additional capital expenditures consist of four additional new-build Super Triple rigs for the U.S. to be delivered in the second half of 2014 and five new-build Super Triple rigs to be delivered in early 2015. Additionally, we are expanding our long-lead program to shorten construction times for new-build rigs and will provide capacity of two rig deliveries per month to start 2015 if U.S., Canadian and international customer demand continues at the current pace. The number of new-build deliveries scheduled for Precision in 2014 totals 16 rigs (seven in the U.S., six in Canada and three internationally).

On April 25, 2014 the Board of Directors declared a dividend of $0.06 per common share payable on May 26, 2014 to shareholders of record on May 14, 2014.

Our portfolio of term customer contracts, a scalable operating cost structure and economies achieved through vertical integration of the supply chain all help us manage our adjusted EBITDA margin.

Precision’s strategic priorities are as follows:

1.

Execute our High Performance, High Value strategy - Invest in Precision’s physical and human capital infrastructure to advance field level professional development, provide industry leading service to customers and promote safe operations. Continue to measure and benchmark performance with a view to exceeding the high standards we set.

The construction of our Nisku Centre is underway and we expect to complete construction in the fall of this year. Our Nisku Centre will support safety and training for our Canadian workforce.

2.	Leverage our scale in operations - Utilize established systems to promote consistent and reliable service and to improve operating efficiencies across all geographies and service lines.

We have demonstrated our ability to increase activity levels while driving down daily operating cost per rig in our operations. Additionally, we have increased the utilization of our centralized U.S. repair and maintenance facilities at our Houston Tech Center.

3.

Execute on existing organic growth opportunities - Deliver new-build and upgraded rigs to customer contracts, expand international activity in existing operating regions and grow our Canadian LNG drilling leadership position. Be a recognized leader in the integrated directional drilling transformation.

We have announced delivery or planned delivery for 13 new-build rigs to the North American market in 2014, including five ST-1500 rigs for deep basin and LNG related drilling in Canada. In addition, we have contracted one new-build for the Middle East and six existing rigs to long-term contracts for integrated project management projects in Mexico and expect to begin operations with the two Kuwait new-build rigs near the end of the second quarter.

4.	Increase returns for our investors.

We remain well positioned to increase returns for investors with our continued strong activity levels and margins, favorable contracted terms on new-build and upgraded rigs and our low cost and flexible capital structure.

For the first quarter of 2014, natural gas prices and the West Texas Intermediate price of oil were higher than the 2013 averages.

	Three months ended March 31,		Year ended Dec 31,
	2014	2013	2013
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	98.65	94.35	98.02

Natural gas
Canada
AECO (per MMBtu) (Cdn$)	5.49	3.20	3.18
U.S.
Henry Hub (per MMBtu) (US$)	5.06	3.49	3.73

Summary for the three months ended March 31, 2014:

—

As a result of our annual review of the estimated useful lives and method of depreciation for our property, plant and equipment, effective January 1, 2014 we are calculating depreciation on our drilling rigs and service rigs based on a straight-line basis. Existing assets were assessed for their remaining useful life and will be depreciated prospectively on a straight-line basis. New drilling rigs will be depreciated based on the expected life of individual asset components with an approximate weighted average life of 15 years and about 7% salvage value. New service rigs will be depreciated based on the expected life of the asset component with an approximate weighted average life of 20 years with about 10% salvage value. The move to straight-line reflects the demand for technologically advanced assets which are expected to depreciate over time rather than on a per unit basis. The use of straight-line depreciation will result in idle assets being more aggressively depreciated. In the first quarter of 2014 depreciation expense calculated using the straight-line method with revised asset life expectancy was $106 million. Had we continued to depreciate assets using units of production, depreciation would have been $101 million. The estimated additional depreciation expense for the year ending December 31, 2014 from this change is approximately $45 million.

—

Operating earnings (see “Additional GAAP Measures” in this news release) this quarter were $132 million, or 20% of revenue, compared to $130 million and 22% of revenue in 2013. Operating earnings were positively impacted by the increase in drilling activity and rates in our contract drilling rig operations partially offset by an increase in depreciation from moving to the straight-line method and the depreciation on asset additions.

—

General and administrative expenses this quarter were $40 million, $1 million higher than the first quarter of 2013. The moderate increase is due to higher costs associated with incentive compensation which are tied to the price of our common shares.

—

Net finance charges were $24 million, an increase of $2 million compared with the first quarter of 2013 due to the weakening of the Canadian dollar and its effect on our U.S. dollar denominated interest expense.

—

Average revenue per utilization day for contract drilling rigs increased in the first quarter of 2014 to $22,773 from the prior year first quarter of $22,299 in Canada and increased in the U.S. to US$24,146 from US$23,991. The increase in revenue rates for both Canada and the U.S. is primarily due to additional Tier 1 and upgraded rigs entering the fleet compared to the prior year quarter. In Canada, for the first quarter of 2014, 40% of our utilization days were achieved from drilling rigs working under term contracts compared to 39% in the 2013 comparative period. In the U.S., for the first quarter of 2014, 61% of our utilization days were generated from rigs working under term contracts compared to 59% in the 2013 comparative period. Turnkey revenue for the first quarter of 2014 was US$17 million compared with US$12 million in the 2013 comparative period. Within the Completion and Production Services segment, average hourly rates for service rigs were $895 in the first quarter of 2014 compared to $824 in the first quarter of 2013. The increase in the average hourly rate is the result of rig mix with the introduction of coil tubing rigs in the U.S., which command a higher average hourly rate. Canadian well servicing rig average hourly rate increased by $14 per hour quarter over quarter.

—

Average operating costs per utilization day for drilling rigs increased in the first quarter of 2014 to $10,230 from the prior year first quarter of $9,949 in Canada while in the U.S. costs decreased to US$14,495 in 2014 from US$14,813 in 2013. The cost increase in Canada was primarily due to a labour rate increase that became effective in the fourth quarter of 2013. The cost decrease in the U.S. was primarily due to labour efficiencies. Within the Completion and Production Services segment, average hourly operating costs for service rigs increased to $649 in the first quarter of 2014 as compared to $525 in the first quarter of 2013 primarily due to costs associated with coil tubing and higher fixed costs spread over a lower activity base.

—	Precision realized revenue from international contract drilling of $42 million in the first quarter of 2014, an $18 million increase over the prior year period.

—	Directional drilling services realized revenue of $34 million in the first quarter of 2014 compared with $37 million in the prior year period.

—

Funds provided by operations in the first quarter of 2014 were $231 million, an increase of $87 million from the prior year comparative quarter of $145 million. The increase was primarily the result of improved operations and a decrease in income tax installments paid.

—

Capital expenditures for the purchase of property, plant and equipment were $106 million in the first quarter, a decrease of $25 million over the same period in 2013. Capital spending for the first quarter of 2014 included $68 million for expansion capital, $20 million for upgrade capital and $18 million for the maintenance of existing assets and infrastructure spending.

OUTLOOK

Contracts

Our portfolio of term customer contracts provides a base level of activity and revenue and, as of April 25, 2014, we had term contracts in place for an average of 53 rigs in Canada, 53 in the U.S. and 11 internationally for the second quarter of 2014 and an average of 52 rig contracts in Canada, 45 in the U.S. and 12 internationally for the full year. In Canada, term contracted rigs normally generate 250 utilization days per year because of the seasonal nature of well site access. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year.

Drilling Activity

In the U.S., our average active rig count in the quarter was 94 rigs, up 13 rigs over the first quarter in 2013 and up four rigs over the fourth quarter of 2014. We currently have 95 rigs active in the U.S.

In Canada, our average active rig count in the quarter was 126 rigs, an increase of three over the first quarter in 2013 and up 37 rigs over the fourth quarter of 2013. We currently have 44 rigs active in Canada and expect traditional spring weather conditions to negatively affect industry activity in the second quarter. Post spring breakup, we expect to benefit from the fleet enhancements over the past several years and the delivery of four contracted new-build rigs and several contracted upgrade rigs in the second half of this year.

Internationally, our average active rig count in the quarter was 11 rigs, up three rigs over the first quarter in 2013 and in line with the fourth quarter of 2013. We currently have 11 rigs active internationally and expect the two new-build rigs for the Kuwait market to begin operations near the end of the second quarter. In addition, the recently signed rigs for integrated project management contracts are expected to go to work in Mexico over the next two quarters and the new rig for the Middle East is expected to be delivered in late 2014.

Industry Conditions

To date in 2014, drilling activity has increased relative to this time last year for both Canada and the U.S. According to industry sources, as of April 25, 2014, the U.S. active land drilling rig count was up about 6% from the same point last year and the Canadian active land drilling rig count was up about 38%. The large percent increase in Canada is not expected to continue, as cold weather in late March delayed spring break-up in certain locations. The increase in the North American rig count has been driven by demand for Tier 1 assets, which continues to be strong, benefiting drilling contractors, like Precision, with a high percentage of Tier 1 assets.

Canada has been experiencing an increase in natural gas and gas liquids drilling activity related to deep basin drilling in northwestern Alberta and northeastern British Columbia while the trend towards oil-directed drilling in the U.S. has continued in 2014. To date in 2014, approximately 62% of the Canadian industry’s active rigs and 81% of the U.S. industry’s active rigs were drilling for oil targets, compared to 73% for Canada and 77% for the U.S. at the same time last year.

Capital Spending

Capital spending in 2014 is expected to be $833 million:

•

The 2014 capital expenditure plan includes $499 million for expansion capital, $199 million for sustaining and infrastructure expenditures, and $135 million to upgrade existing rigs. We expect that the $833 million will be split $796 million in the Contract Drilling segment and $37 million in the Completion and Production Services segment.

•	Precision’s expansion capital plan includes 16 new-build drilling rigs including six for Canada, seven for the U.S., two for Kuwait and one for the Middle East.

The six rigs for Canada include five ST-1500 rigs for northern gas and gas liquids drilling and one Precision Super Single for heavy oil development drilling. The U.S. new-builds consist of six ST-1500 rigs and one ST-1200 rig while in Kuwait two ST-3000 rigs are expected to begin operations near the end of the second quarter and a ST- 2000 is expected to be deployed to the Middle East late in 2014.

The majority of the remainder of the expansion capital is allocated to long-lead items which we anticipate using for new-build drilling rigs for delivery later this year and early into 2015.

—	The 2014 capital plan includes 15 to 19 rig upgrades.

—

Precision’s sustaining and infrastructure capital plan is based upon currently anticipated activity levels for 2014 and includes a technical and operational support centre in Nisku, Alberta along with regional support facilities and corporate systems. The Nisku centre consolidates Precision’s existing operations and technical support centres and will contain a new employee training centre complete with a fully functioning training rig equipped with the latest drilling technology. The Nisku facility is expected to support Canadian operations for several decades, provide increased capacity and efficiency, and ensure that we continue to deliver services with highly skilled and well trained field personnel. This facility accounts for approximately $30 million of the 2014 capital expenditure plan.

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: the Contract Drilling Services segment which includes the drilling rig, directional drilling, oilfield supply and manufacturing divisions; and the Completion and Production Services segment which includes the service rig, snubbing, coil tubing, rental, camp and catering and wastewater treatment divisions.

	Three months ended March 31,
(Stated in thousands of Canadian dollars)	2014	2013	% Change

Revenue:

Contract Drilling Services	571,922	496,238	15.3

Completion and Production Services	103,065	103,588	(0.5)

Inter-segment eliminations	(2,738)	(4,106)	(33.3)

	672,249	595,720	12.8

Adjusted EBITDA:(1)

Contract Drilling Services	239,698	207,205	15.7

Completion and Production Services	19,453	30,115	(35.4)

Corporate and other	(21,877)	(22,139)	(1.2)

	237,274	215,181	10.3

(1) See “ADDITIONAL GAAP MEASURES”.

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2014	2013	% Change

Revenue	571,922	496,238	15.3

Expenses:

Operating	318,907	277,046	15.1

General and administrative	13,317	11,987	11.1

Adjusted EBITDA (1)	239,698	207,205	15.7

Depreciation	92,111	73,711	25.0

Operating earnings (1)	147,587	133,494	10.6

Operating earnings as a percentage of revenue	25.8%	26.9%

Drilling rig revenue per utilization day in Canada	22,773	22,299	2.1

Drilling rig revenue per utilization day in the U.S. (2) (US$)	24,146	23,991	0.6

  (1) See “ADDITIONAL GAAP MEASURES”.

  (2) Includes revenue from idle but contracted rig days and lump sum payouts in 2013.

	Three months ended March 31,
Canadian onshore drilling statistics:(1)	2014		2013

	Precision	Industry(2)	Precision	Industry(2)

Number of drilling rigs (end of period)	189	816	187	822

Drilling rig operating days (spud to release)	10,054	44,777	9,789	43,298

Drilling rig operating day utilization	59%	61%	58%	59%

Number of wells drilled	950	3,451	1,055	3,564

Average days per well	10.6	13.0	9.3	12.1

Number of metres drilled (000s)	1,834	7,659	1,829	7,347

Average metres per well	1,930	2,219	1,734	2,062

Average metres per day	182	171	187	170

  (1) Canadian operations only.

  (2) Canadian Association of Oilwell Drilling Contractors (“CAODC”), and Precision – excludes non-CAODC rigs and non-reporting CAODC members.

United States onshore drilling statistics:(1)	2014		2013

	Precision	Industry(2)	Precision	Industry(2)

Average number of active land rigs for quarters ended March 31:	94	1,724	81	1,706

  (1) United States lower 48 operations only.

  (2) Baker Hughes rig counts.

Revenue from Contract Drilling Services was $572 million this quarter, or 15% higher than the first quarter of 2013, while adjusted EBITDA increased by 16% to $240 million. The increases were mainly due to higher drilling rig utilization days and dayrates in our Canadian, U.S. and international drilling business.

Operating results for our international business improved as we averaged 11 rigs active compared to 8 in the prior year comparative quarter. Drilling utilization days in our international operations for the quarter were 990 days, 38% higher than the prior year comparative period.

Drilling rig utilization days in Canada (drilling days plus move days) during the first quarter of 2014 were 11,384, an increase of 3% compared to 2013 while drilling rig utilization days in the U.S. were 8,473, or 16% higher than the same quarter of 2013. The increase in U.S. activity was primarily due to strong demand for Tier 1 assets and resulted in market share gains during the second half of 2013 and first part of 2014. The majority of our North American activity came from oil and liquids-rich natural gas related plays.

Drilling rig revenue per utilization day was up 2% in Canada and 1% in the U.S. compared to the same quarter in 2013. The increase in average dayrates for Canada was the result of improved rig mix, continued demand for Tier 1 assets and a pass through of a labour cost increase that went into effect in the fourth quarter of 2013. In the U.S., the increase in the average dayrate was driven by improved rig mix and higher rates for spot and re-contracted rigs.

In Canada, 40% of utilization days in the first quarter were generated from rigs under term contract, compared to 39% in the first quarter of 2013. In the U.S., 61% of utilization days were generated from rigs under term contract as compared to 59% in the first quarter of 2013. At the end of the quarter, we had 57 drilling rigs under contract in Canada, 56 in the U.S. and 11 internationally.

Operating costs were 56% of revenue for the quarter, which was the same as the prior year period. On a per utilization day basis, operating costs for the drilling rig division in Canada were up over the prior year primarily because of a labour rate increase in the fourth quarter of 2013. In the U.S., operating costs for the quarter on a per day basis were down from the first quarter in 2013 as a result of labour efficiencies.

Depreciation expense in the quarter was 25% higher than in the first quarter of 2013 due to changes in the estimated remaining useful life of our capital equipment, a change to straight-line depreciation and depreciation expense associated with new equipment.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	Three months ended March 31,
(Stated in thousands of Canadian dollars, except where noted)	2014	2013	% Change

Revenue	103,065	103,588	(0.5)

Expenses:

Operating	78,984	68,898	14.6

General and administrative	4,628	4,575	1.2

Adjusted EBITDA(1)	19,453	30,115	(35.4)

Depreciation	11,428	9,245	23.6

Operating earnings(1)	8,025	20,870	(61.5)

Operating earnings as a percentage of revenue	7.8%	20.1%

Well servicing statistics:

Number of service rigs (end of period)	222	217	2.3

Service rig operating hours	82,564	89,392	(7.6)

Service rig operating hour utilization	41.1%	46.3%

Service rig revenue per operating hour(2)	895	824	8.6

   (1) See “ADDITIONAL GAAP MEASURES”.

   (2) Prior year comparatives have changed to include U.S. based rig activity.

Revenue from Completion and Production Services was in line with the first quarter of 2013, as weaker demand in the Canadian market offset the expansion of services in the U.S. Activity in Canadian well servicing was down 13% but was offset by a 58% increase in U.S. well servicing activity and higher average hourly rates in both Canada and the U.S. Adjusted EBITDA was $11 million lower than the first quarter of 2013 due to weaker demand in Canada and higher costs in the U.S. Additionally, winter weather impacted our Completion and Production Services activities in the northern regions of the U.S. for much of the first quarter of 2014.

Well servicing activity in the first quarter was 8% lower than the first quarter of 2013, as lower customer demand in Canada partially offset our growing U.S. presence. Approximately 90% of the first quarter service rig activity was oil related. Our rental division activity in the first quarter was lower than the first quarter of 2013 mainly due to unfavourable supply and demand dynamics in Western Canada.

Average service rig revenue per operating hour in the first quarter was $895, or $71 higher than the first quarter of 2013. The increase was primarily the result of increased coil tubing operations in the current quarter, which operate at higher rates.

Operating costs as a percentage of revenue increased to 77% in the first quarter of 2014, from 67% in the first quarter of 2013. Operating costs per service rig operating hour were higher than in the first quarter of 2013 mainly because of the increase in costs associated with the new coil tubing operations and fixed costs spread over a lower activity base.

Depreciation in the first quarter of 2014 was 24% higher than the first quarter of 2013 because of changes in the estimated remaining useful life of our capital equipment, a change to straight-line depreciation and depreciation expense associated with new equipment.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had an adjusted EBITDA loss of $22 million for the first quarter of 2014, in line with the prior year comparative period.

OTHER ITEMS

Net financial charges for the quarter were $24 million, an increase of $2 million from the first quarter of 2013, driven by the impact of the weaker Canadian dollar on the carrying value of our U.S. dollar denominated debt. We had a foreign exchange gain of $4 million during the first quarter of 2014 due to the weakening of the Canadian dollar versus the U.S. dollar, which affected the net U.S. dollar denominated monetary position in the Canadian dollar-based companies.

Income tax expense for the quarter was $9 million compared with an expense of $18 million in the same quarter in 2013. The decrease is due to income taxed at lower rates and the impact of foreign tax rates. Our effective tax rate on earnings before income taxes for the first quarter of 2014 was 8%.

In June 2013, a wholly owned subsidiary of Precision lost a tax appeal in the Ontario Superior Court of Justice related to a reassessment of Ontario income tax for the subsidiary’s 2001 through 2004 taxation years. Precision has appealed the decision to the Ontario Court of Appeal and we expect this appeal to be heard in 2014. Despite the decision in the Superior Court, management believes it is more likely than not that Precision will prevail on appeal. Should Precision lose on appeal, approximately $55 million of the long-term income tax recoverable related to this issue would be expensed.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet so we have the financial flexibility we need to continue to manage our growth and cash flow, no matter where we are in the business cycle.

We apply a disciplined approach to managing and tracking results of our operations to keep costs down. We maintain a variable cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed by and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital for new-build rig programs provide more certainty of future revenues and return on our capital investments.

Liquidity

In addition to a cash balance of $106 million as at March 31, 2014, we had available capacity of $959 million under our secured facilities.

As at March 31, 2014 we had $1,361 million outstanding under our senior unsecured notes and had borrowed $13 million under our senior facility.

Amount	Availability	Used for	Maturity

Senior facility (secured)

US$850 million (extendible, revolving term credit facility with US$250 million accordion feature)	Drawn $13 million and US$26 million in outstanding letters of credit	General corporate purposes	November 17, 2018

Operating facilities (secured)

$40 million	Undrawn, except $17 million in outstanding letters of credit	Letters of credit and general corporate purposes

US$15 million	Undrawn	Short term working capital requirements

Demand letter of credit facility (secured)

US$25 million	Undrawn, except US$6 million in outstanding letters of credit	Letters of credit

Senior notes (unsecured)

$200 million	Fully drawn	Debt repayment	March 15, 2019

US$650 million	Fully drawn	Debt repayment and general corporate purposes	November 15, 2020

US$400 million	Fully drawn	Capital expenditures and general corporate purposes	December 15, 2021

Our secured facility includes financial ratio covenants that are tested quarterly; we are compliant with these covenants and expect to remain compliant.

The current blended cash interest cost of our debt is about 6.5%.

Hedge of investments in U.S. operations

We have designated our U.S. dollar denominated long-term debt as a hedge of our investment in our operations in the U.S. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in earnings.

QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)		2013		2014
Quarters ended	June 30	September 30	December 31	March 31
Revenue	378,898	488,450	566,909	672,249
Adjusted EBITDA(1)	88,248	137,660	197,744	237,274
Net earnings:	473	29,443	67,921	101,557
Per basic share	0.00	0.11	0.24	0.35
Per diluted share	0.00	0.10	0.24	0.35
Funds provided by operations(1)	33,791	127,684	155,816	231,393
Cash provided by operations	182,345	88,341	94,452	170,127
Dividends paid per share	0.05	0.05	0.06	0.06

(Stated in thousands of Canadian dollars, except per share amounts)		2012		2013
Quarters ended	June 30	September 30	December 31	March 31
Revenue	381,966	484,761	533,948	595,720
Adjusted EBITDA(1)	97,192	151,000	177,026	215,181
Net earnings (loss):	18,261	39,357	(116,339)	93,313
Per basic share	0.07	0.14	(0.42)	0.34
Per diluted share	0.06	0.14	(0.42)	0.33
Funds provided by operations(1)	62,373	146,124	142,576	144,682
Cash provided by operations	275,346	61,183	136,317	62,948
Dividends paid per share	-	-	0.05	0.05

 (1) See “ADDITIONAL GAAP MEASURES”.

ADDITIONAL GAAP MEASURES

We reference Generally Accepted Accounting Principles (GAAP) measures that are not defined terms under International Financial Reporting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe that adjusted EBITDA (earnings before income taxes, financing charges, foreign exchange, and depreciation and amortization) as reported in the Consolidated Statement of Earnings is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and non-cash depreciation and amortization charges.

Operating Earnings

We believe that operating earnings, as reported in the Consolidated Statements of Earnings, is a useful measure because it provides an indication of the results of our principal business activities before consideration of how those activities are financed and the impact of foreign exchange and taxation.

Funds Provided by Operations

We believe that funds provided by operations, as reported in the Consolidated Statements of Cash Flow is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital, which is primarily made up of highly liquid balances.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “intend”, “plan”, “expect”, “believe”, “will”, “may”, “continue”, “project”, “potential” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”).

In particular, forward looking information and statements include, but are not limited to, the following:

—	the payment of our declared quarterly dividend;
—

our new-build rig program and increased rig count which includes four additional, new-build Super Triple rigs in 2014 and five new-build Super Triple rigs in 2015 and an increase in our build capacity to construct two new-build rigs per month beginning in 2015;

—	our expectations regarding the growth of our international operations including the number of rigs to be deployed to, and timing on delivery to the Middle East and Mexico;
—	the total number of new-build rigs to be delivered in 2014 and the markets in which they will be deployed;
—	our expectations regarding additional new-build and upgrade opportunities as Canadian LNG development gathers momentum;
—	our strategic priorities;
—	the estimated depreciation on our rigs following a change in depreciation methodology from unit-of-production to straight-line;
—	the expected weather impact on our Canadian drilling operations;
—	our expectations that the marked increase in Canadian drilling activity in early 2014 will level off;
—	our capital spending plans including the amounts allocated for expansion capital, sustaining and infrastructure expenditures and the upgrading of 15 to 19 existing rigs;
—	the expected completion of our Nisku technical support centre and its impact on our operational capabilities;
—	the outcome of the tax reassessment proceedings in Ontario involving one of our subsidiaries; and
—	our expectations regarding our ability to remain compliant with our financial ratio covenants under our secured facility.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in these circumstances. These include, among other things:

—	drilling demand in Canada, the U.S., and our target international markets continuing at its current pace;
—	increasing market demand for our new-build Super Series rigs;
—	the status of current negotiations with our customers;
—	the economic viability of unconventional North American oil and gas plays including the growing potential of LNG export development in Canada;
—	our ability to continue operating our business in a safe, efficient and effective manner;
—	the general stability of the economic and political environment in the jurisdictions where we operate;
—	our ability to continue to recruit, develop and retain qualified personnel; and
—	our expectations regarding future and current tax rates, foreign exchange rates and interest rates.

Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

—	volatility in the price and demand for oil and natural gas;

—	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services and its impact on customer spending;
—	capital market liquidity available to fund customer drilling programs;
—	availability of cash flow, debt and/or equity sources to fund Precision’s capital and operating requirements, as needed;
—	the risks associated with our investments in capital assets and changing technology;
—	shortages, delays and interruptions in the delivery of equipment, supplies and other key inputs;
—	the effects of seasonal and weather conditions on operations and facilities;
—	the availability of qualified personnel and management;
—	the existence of competitive operating risks inherent in our businesses;
—	changes in environmental and safety rules or regulations including increased regulatory burden on horizontal drilling and hydraulic fracturing;
—	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
—	fluctuations in foreign exchange, interest rates and tax rates; and
—	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Consequently, all of the forward-looking information and statements made in this report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by Precision will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, Precision or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. Except as may be required by law, Precision assumes no obligation to update publicly any such forward-looking information and statements, whether as a result of new information, future events or otherwise.